April 16, 2009

US Securities & Exchange Commission
Attn: Brian R. Cascio, Accounting Branch Chief
450 Fifth Street N.W.
Washington, D.C.  20549-0306

Re: Biophan Technologies, Inc.
Form 10-K for fiscal year ended February 29, 2008
Filed June 13, 2008
File No. 000-26057

Dear Mr. Cascio,

This letter is in response to your comment letter dated April 3, 2009 related to the above filing and our November 30, 2008 Form 10-Q which you also referenced in your comment letter. Please find our responses to your comments in the same order your comments were presented.  References to "we", "our", "us" or "Company" mean Biophan Technologies, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2008

Financial Statements

Consolidated Statements of Operations, Page F-5

COMMENT:   We note your response to the prior comment 5 in our letter dated February 27, 2009.
Please tell us where you have disclosed in prior filings that it is your intention to sell intellectual property as a source of operating revenues.  We note the disclosures in prior filings of your ownership of certain intellectual property and your ongoing efforts to develop certain technologies around MRI and other medical technology.  We also note that you do not appear to have sold any intellectual property in prior periods.  Your operating revenues to date relate primarily to license revenues and royalty payments.  In light of this, please tell us why you believe that the sale of intellectual property constitutes your ongoing major or central operations.  Please also address the following:

•	Tell us any transactions that you had in prior years that were similar to the Medtronic transaction.

Biophan Technologies, Inc. – Response to SEC Comment Letter April 3, 2009	Page 1 of 5

•	Tell us whether there have been any intellectual property sales in fiscal 2009 or if there are any pending sales.
•
Discuss how you concluded that the Medtronic sale constitutes ongoing operations rather than a nonrecurring gain.  Tell us how this sale can be used as a basis for estimating future performance and assessing future cash flow prospects.

•	Tell us where you have disclosed you accounting policy for sales of intellectual property.
•
If you believe that the sale of intellectual property constitutes your ongoing major or central operations, please tell us why you continued to present your financial statements as those of a development stage company in fiscal 2008.

RESPONSE:    In prior filings, Biophan Technologies, Inc. has disclosed in footnote 1 of the Consolidated Financial Statements, that “The Company’s primary mission is to develop and commercially exploit technologies … including the creation, protection and sale of intellectual property.”

Biophan has always viewed the license and the sale of intellectual property to be similar in nature in that they are both transactions that monetize (or realized) the value of the underlying asset.  The major differences between the two are that sale of intellectual property completely transfers all rights and privileges (ownership) of the asset and 100% of its expected value to Biophan is realized immediately.  License transactions, on the other hand, do not transfer ownership of the assets (only specified rights) and most of the value of the asset is expected to be realized at a later date in the form of annual license fees or royalty payments calculated as a percentage of product sales.

Since its inception, Biophan has only completed one sale of intellectual property.  That occurred in fiscal 2008 when Biophan sold certain assets to Medtronic for $11,000,000.   In fiscal 2009, Biophan wasn’t able to replicate this transaction; there were no sale transactions, only residual license fees from a single Boston Scientific licensing arrangement, technical transfer support fees, SBIR research grant income and an immaterial amount of revenue from other services.

In order to determine the proper classification of the revenue from the sale of IP to Medtronic in the Company’s Consolidated Statements of Operations, Biophan consulted the FASB’s industry standards for development stage enterprises.  In that text, the FASB stated:

“For purposes of this section, an enterprise shall be considered to be in the development stages if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exist:

a.)	Planned principal operations have not commenced.
b.)	Planned principal operations have commenced, but there has been no significant revenue therefrom.

Biophan Technologies, Inc. – Response to SEC Comment Letter April 3, 2009	Page 2 of 5

A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning;, raising capital; exploring natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant equipment or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.  The point at which an enterprise ceases to be in the development stage, and, therefore, need not present the cumulative amounts since its inception … must be evaluated in each case.”

In Biophan’s case, substantially all of the revenue generated from the sale was used by the Company to pay costs associated with many of the ”Development Stage Enterprise” activities described by the FASB. This was particularly true of research and development costs incurred to further the development of the Myotech CSS device, to develop new markets and identify potential license partners. (The Myotech CSS device has always been an important component of Biophan’s business development model.) Furthermore, the Company continued to rely on the proceeds from convertible debt in order to survive. Therefore, based on the guidance outlined above, Biophan concluded that while the $11,000,000 sale of intellectual property to Medtronic was certainly material, it would be misleading to diverge from the Development Stage Enterprise presentation as it would imply the Company had developed a sustainable business model. Despite the Company’s best efforts to generate similar transactions, the sale of intellectual property to Medtronic and licensing arrangement with Boston Scientific turned out to be unusual events. Overall, the Company has not yet demonstrated that it can replicate its “principal business activities.”

Based on the feedback provided by the Commission, Biophan will reclassify the revenue generated from the sale of IP to Medtronic to a “Gain on Sale of IP” account in “Revenue” from continued operations (as opposed to “Other Income”) and continue to define itself as a Development Stage Enterprise for purposes of the 10-K for fiscal 2009. However, we are open to further feedback from the Commission and will certainly revisit the FASB’s criteria in future reporting periods.

Form 10-Q for the Quarterly period ended November 30, 2008

Discontinued Operations, page 10

COMMENT: We note your response to the prior comment 29 in our letter dated February 27, 2009.
Considering the receipt of shares is from Myotech, an entity that you consolidate, please clarify whether this entry to paid-in capital was eliminated in consolidation. We note in response to comment 6 that the issuance of shares to Myotech initially was reversed since it needed to be “eliminated in the consolidated financial statements.”

Biophan Technologies, Inc. – Response to SEC Comment Letter April 3, 2009	Page 3 of 5

RESPONSE: To clarify our response to the Commission for comments number 6 and 29, 4,923,080 shares of Biophan stock were issued to Myotech LLC in 2005 as part of Biophan’s initial investment in that entity and further, utilized the market price of the Biophan stock given up in order to determine the fair value ($8,467,698) of the transaction. EITF Issue 98-2, “Accounting by a Subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company or Joint Venture Partner”, paragraph 6 states that a subsidiary should account for its investment in the stock of its parent in a manner similar in which it accounts for treasury stock. The Company believes EITF Issue 98-2 and ARB 51, “Consolidated Financial Statements,” support the position that the subsidiary’s accounting of treasury stock should carryover in consolidation. Therefore, on page F-9 of the 10-K for the period ended February 29, 2008, the Company presented this transaction in two “steps.” The first was to reflect the issuance of shares to Myotech as an increase in common stock and additional paid in capital with a corresponding increase in “Investment in Myotech” on Biophan’s general ledger. (The “Investment in Myotech” account on Biophan’s general ledger was, of course, eventually eliminated in consolidation.) The next “step” was to present this stock as treasury stock, which required a reduction in additional paid in capital. It should be noted that this entry was not recorded on either Biophan’s general ledger or Myotech’s general ledger. The reclassification from additional paid in capital into treasury stock was performed as part of the Company’s consolidation process and it appears only once as a separate line-item in the consolidated statement of shareholders’ equity inthe period the transaction took place..

During fiscal 2009, Myotech’s net assets were liquidated and ownership of these shares was transferred back to Biophan at its (then) current fair value of $68,923. The Company followed the same basic accounting principles in determining the fair value of the shares in order to account for the transaction. However, in this instance since ownership had changed, the Company created a treasury stock account in the Biophan general ledger (debit to treasury stock for $68,923) with a corresponding credit to Biophan’s “Investment in Myotech” account.

In summary, prior to the transfer of shares back to Biophan, the Company was required to make an adjustment in consolidation to properly state the treasury shares on a consolidated basis in accordance with EITF 98-2. However, when the net assets of Myotech were liquidated and the shares were transferred back to Biophan, accounting for the treasury stock was transferred to Biophan’s general ledger.

In connection with our responses to your comments above, we acknowledge the following:
•	Biophan Technologies, Inc. (“Biophan”) is responsible for the adequacy and accuracy of the disclosures in our filings,
•	Your comments or any changes we make in response to your comments do not foreclose the Commission from taking any action with respect to our filings, and
•	Biophan cannot assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Thank you for your time and your review of our Company filings. Should you require any further clarification or have comments on the enclosed, please don’t hesitate to contact me at (585) 267-4821 or meg@biophan.com.

Biophan Technologies, Inc. – Response to SEC Comment Letter April 3, 2009	Page 4 of 5

Sincerely,

/s/ Margaret V. Russell

Margaret V. Russell
Chief Financial Officer

Biophan Technologies, Inc. – Response to SEC Comment Letter April 3, 2009	Page 5 of 5